UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 333-268366

ANGKASA-X HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands	4899	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

11-06,

Tower A, Ave 3,

Vertical Business Suite,

Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

(Address of principal executive offices, including zip code)

+(60)3 2242 1288

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Private Placements of Ordinary Shares

On June 17, 2025, Angkasa-X Holdings Corp. (the “Company,” “we,” or “us”) consummated private placements for Ordinary Shares with certain investors. Each of these investors entered into a subscription agreement for a certain number of ordinary shares, par value $0.0001 per share (“Ordinary Shares”), at a price per share as set forth below. We believe that these private placements were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), pursuant to Regulation 506(b) of Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities. Pursuant to these private placements, the Company received aggregate gross proceeds of $870,655 for the issuance of an aggregate of 953,988 Ordinary Shares.

On September 12, 2023, the Company entered into subscription agreements with certain investors and received gross proceeds of $54,443 in respect of two private offerings of a total of 54,443 Ordinary Shares at $1.00 per share.

On October 16, 2023, the Company entered into a subscription agreement with an investor and received gross proceeds of $50,000 in respect of a private offering of 33,333 Ordinary Shares at $1.50 per share.

On April 15, 2024, the Company entered into a subscription agreement and received gross proceeds of $21,505 in respect of a private offering pursuant to which an investor subscribed for a total of 21,505 Ordinary Shares at $1.00 per share.

On April 24, 2024, the Company entered into a subscription agreement and received gross proceeds of $99,992 in respect of a private offering pursuant to which an investor subscribed for a total of 99,992 Ordinary Shares at $1.00 per share.

On April 25, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.

On May 2, 2024, the Company entered into a subscription agreement and received gross proceeds of $100,000 in respect of a private offering pursuant to which an investor subscribed for a total of 200,000 Ordinary Shares at $0.50 per share.

On May 28, 2024, the Company entered into a subscription agreement and received gross proceeds of $25,000 in respect of a private offering pursuant to which an investor subscribed for a total of 25,000 Ordinary Shares at $1.00 per share.

On May 29, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.

On June 6, 2024, the Company entered into a subscription agreement and received gross proceeds of $50,000 in respect of a private offering pursuant to which an investor subscribed for a total of 50,000 Ordinary Shares at $1.00 per share.

On July 16, 2024, the Company entered into subscription agreement and received gross proceeds of $106,382 in respect of a private offering pursuant to which an investor subscribed for a total of 106,382 Ordinary Shares at $1.00 per share.

On August 14, 2024, the Company entered into subscription agreement and received gross proceeds of $111,111 in respect of a private offering, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share.

On December 31, 2024, the Company entered into a subscription agreement with an investor in respect to a private offering of a total of 10,000 Ordinary Shares at $1.00 per share. We received gross proceeds of $10,000 from the sale of these shares on January 6, 2025.

On February 11, 2025, the Company entered into a subscription agreement with an investor, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On February 12, 2025, the Company received gross proceeds of $111,111 in respect to this private offering.

On April 3, 2025, the Company entered into a subscription agreement with the same investor, pursuant to which this investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On April 11, 2025, the Company received gross proceeds of $111,111 in respect of this private offering. The form of Subscription Agreement for these private placements is filed to this Current Report on Form 6-K as Exhibit 10.1.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

10.1	Form of Subscription Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angkasa-X Holdings Corp.

Date: November 18, 2025	By:	/s/ Dato’ Dr. Kok Wah Seah
	Name:	Dato’ Dr. Kok Wah Seah
	Title:	Chief Executive Officer and Chairman